UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Clear Secure, Inc.
(Name of Issuer)

Class A common stock, par value $0.00001 per share
(Title of Class of Securities)

18467V109
(CUSIP Number)

December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18467V109	SCHEDULE 13G	Page 2 of 7

1	NAME OF REPORTING PERSON Alclear Investments II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,321,891(1)(2)(3)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,321,891(1)(2)(3)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,321,891
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6%(4)
12	TYPE OF REPORTING PERSON OO

(1)	Represents shares of 6,321,891 Class A common stock, par value $0.00001 per share (“Class A Common Stock”), of Clear Secure, Inc. (the “Issuer”) issuable to the reporting person at any time upon (x)(i) the exchange of 6,166,444 non-voting common units of Alclear Holdings, LLC (“Alclear Units” and “Alclear”, respectively), together with an equal number of shares of Class D common stock, par value $0.00001 per share (“Class D Common Stock”), of the Issuer directly held by the reporting person for shares of Class B common stock, par value $0.00001 per share (“Class B Common Stock”), of the Issuer, on a one-for-one basis, and (ii) the conversion of such shares of Class B Common Stock into shares of Class A Common Stock, on a one-for-one basis, and (y) the conversion of 155,447 shares of Class B Common Stock directly held by the reporting person into shares of Class A Common Stock, on a one-for-one basis.
(2)	Pursuant to the terms of the Exchange Agreement, dated June 29, 2021, by and among the Issuer, Alclear and the equityholders of Alclear (including Alclear Investments II, LLC), Alclear Units, together with an equal number of shares of Class D Common Stock or shares of Class C Common Stock, may be exchanged for, at the Issuer’s option, (i) shares of Class B Common Stock or shares of Class A Common Stock, as applicable, on a one-for-one basis, or (ii) cash from a substantially concurrent public offering or private sale of shares of Class A Common Stock (based on the market price of the Class A Common Stock in such public offering or private sale). The exchange rights under the Exchange Agreement do not expire.
(3)	Pursuant to the terms of the Issuer’s Certificate of Incorporation, each share of Class B Common Stock held by Kenneth L. Cornick’s permitted ownership group (including Alclear Investments II, LLC) as described in the Issuer’s Certificate of Incorporation will automatically convert into a share of Class A Common Stock, on a one-for-one basis, and each share of Class D Common Stock held by Kenneth L. Cornick’s permitted ownership group (including Alclear Investments II, LLC) will automatically convert into a share of Class C common stock, par value $0.00001 per share (“Class C Common Stock”), of the Issuer, on a one-for-one basis, (i) at the option of the holder, (ii) immediately prior to any sale or other transfer of such share to a person or entity that is not a member of Kenneth L. Cornick’s permitted ownership group as described in the Issuer’s Certificate of Incorporation, (iii) upon the fifth anniversary of the consummation of the Issuer’s initial public offering, (iv) with respect to any shares of Class B Common Stock or Class D Common Stock held by Kenneth L. Cornick or any other person in his permitted ownership group, (a) such time as Kenneth L. Cornick is removed as a director from the board of directors of the Issuer with his consent, (b) upon the violation of any material non-compete or non-solicitation covenants by Kenneth L. Cornick set forth in any written agreement entered into by the Issuer and Kenneth L. Cornick on or after the filing and effectiveness of the Issuer’s Certificate of Incorporation, which violation is finally determined by a court of competent jurisdiction or (c) upon the death or disability (as defined in the Issuer’s Certificate of Incorporation) of Kenneth L. Cornick or (v) if Kenneth L. Cornick and his permitted transferees cease to hold or control, in the aggregate, at least 25% of the aggregate shares of the Class B Common Stock and Class D Common Stock held by or subject to the voting control of Kenneth L. Cornick and his permitted transferees as of the consummation of the Issuer’s initial public offering.
(4)	Based on (i) 89,971,945 shares of Class A Common Stock that were issued and outstanding as of November 3, 2023, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, and (ii) 6,321,891 shares of Class A Common Stock issuable to the reporting person as set forth in (1) above.

CUSIP No. 18467V109	SCHEDULE 13G	Page 3 of 7

1	NAME OF REPORTING PERSON Kenneth L. Cornick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,321,891(1)(2)(3)
	6	SHARED VOTING POWER 79,935(4)
	7	SOLE DISPOSITIVE POWER 6,321,891(1)(2)(3)
	8	SHARED DISPOSITIVE POWER 79,935(4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,401,826
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6%(5)
12	TYPE OF REPORTING PERSON IN

(1)	Represents 6,321,891 shares of Class A Common Stock of the Issuer issuable to Alclear Investments II, LLC at any time upon (x)(i) the exchange of 6,166,444 Alclear Units, together with an equal number of shares of Class D Common Stock of the Issuer directly held by Alclear Investments II, LLC for shares of Class B Common Stock of the Issuer, on a one-for-one basis, and (ii) the conversion of such shares of Class B Common Stock into shares of Class A Common Stock, on a one-for-one basis, and (y) the conversion of 155,447 shares of Class B Common Stock directly held by Alclear Investments II, LLC into shares of Class A Common Stock, on a one-for-one basis. Alclear Investments II, LLC is controlled by Mr. Cornick, its sole manager, who has dispositive control and voting control over the shares held by Alclear Investments II, LLC.
(2)	Pursuant to the terms of the Exchange Agreement, dated June 29, 2021, by and among the Issuer, Alclear and the equityholders of Alclear (including Alclear Investments II, LLC), Alclear Units, together with an equal number of shares of Class D Common Stock or shares of Class C Common Stock, may be exchanged for, at the Issuer’s option, (i) shares of Class B Common Stock or shares of Class A Common Stock, as applicable, on a one-for-one basis, or (ii) cash from a substantially concurrent public offering or private sale of shares of Class A Common Stock (based on the market price of the Class A Common Stock in such public offering or private sale). The exchange rights under the Exchange Agreement do not expire.
(3)	Pursuant to the terms of the Issuer’s Certificate of Incorporation, each share of Class B Common Stock held by Kenneth L. Cornick’s permitted ownership group as described in the Issuer’s Certificate of Incorporation will automatically convert into a share of Class A Common Stock on a one-for-one basis, and each share of Class D Common Stock held by Kenneth L. Cornick’s permitted ownership group will automatically convert into a share of Class C Common Stock of the Issuer on a one-for-one basis (i) at the option of the holder, (ii) immediately prior to any sale or other transfer of such share to a person or entity that is not a member of the reporting person’s permitted ownership group as described in the Issuer’s Certificate of Incorporation, (iii) upon the fifth anniversary of the consummation of the Issuer’s initial public offering, (iv) with respect to any shares of Class B Common Stock or Class D Common Stock held by the reporting person or any other person in the reporting person’s permitted ownership group, (a) such time as the reporting person is removed as a director from the board of directors of the Issuer with such reporting person’s consent, (b) upon the violation of any material non-compete or non-solicitation covenants by the reporting person set forth in any written agreement entered into by the Issuer and the reporting person on or after the filing and effectiveness of the Issuer’s Certificate of Incorporation, which violation is finally determined by a court of competent jurisdiction or (c) upon the death or disability (as defined in the Issuer’s Certificate of Incorporation) of the reporting person or (v) if the reporting person and its permitted transferees cease to hold or control, in the aggregate, at least 25% of the aggregate shares of the Class B Common Stock and Class D Common Stock held by or subject to the voting control of such reporting person and its permitted transferees as of the consummation of the Issuer’s initial public offering.
(4)	Represents shares of Class A Common Stock owned by a family revocable trust (the “Family Trust”) of which Mr. Kenneth L. Cornick and his wife serve as a co-trustees. In his capacity as a co-trustee, Mr. Kenneth L. Cornick shares voting and dispositive power of the shares of Class A Common Stock referred to in this row. In such capacity, Mr. Kenneth L. Cornick may be deemed to be the beneficial owner of the 79,935 shares of Class A Common Stock.
(5)	Based on (i) 89,971,945 shares of Class A Common Stock that were issued and outstanding as of November 3, 2023, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, and (ii) 6,321,891 shares of Class A Common Stock issuable to the reporting person as set forth in (1) above.

CUSIP No. 18467V109	SCHEDULE 13G	Page 4 of 7

ITEM 1.	(a)	Name of Issuer:

Clear Secure, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

85 10th Avenue, 9th Floor New York, New York 10011

ITEM 2.	(a)	Name of Person Filing:
This statement is being filed on behalf of each of the following persons (each, a “reporting person” and, collectively, the “reporting persons”): (1) Alclear Investments II, LLC (2) Kenneth L. Cornick

(b)

Address of Principal Business Office, or if none, Residence:

The principal business address for each of the reporting persons is:

c/o Alclear Investments II, LLC

85 10th Avenue, 9th Floor

New York, New York 10011

	(c)	Citizenship:

See row 4 of the cover page of each reporting person.

	(d)	Title of Class of Securities:

See cover page.

	(e)	CUSIP Number:

See cover page.

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4.	OWNERSHIP.

(a) – (c)

Amount beneficially owned, percent of class, number of shares as to which each person has sole or shared power to vote or direct the vote; sole or share power to dispose or direct the disposition of:

The responses of the reporting persons to rows 5, 6, 7, 8, 9 and 11 in each of their respective cover pages to this Section 13G are incorporated herein by reference.

Pursuant to Rule 13d-4 of the Act, unless otherwise noted herein, neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it or he is the beneficial owner of any of the Class A Common Stock or other securities referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and, except to the extent of its or his pecuniary interest, such beneficial ownership is expressly disclaimed by each reporting person other than the holders of record of the securities.

CUSIP No. 18467V109	SCHEDULE 13G	Page 5 of 7

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

Not applicable.

CUSIP No. 18467V109	SCHEDULE 13G	Page 6 of 7

Exhibit Index

Exhibit No.	Description
99.1	Joint Filing Agreement, dated February 3, 2022, among Alclear Investments II, LLC and Kenneth L. Cornick (previously filed).

CUSIP No. 18467V109	SCHEDULE 13G	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2024

ALCLEAR INVESTMENTS II, LLC

By:	/s/ Kenneth L. Cornick
	Name:	Kenneth L. Cornick
	Title:	Manager

/s/ Kenneth L. Cornick
Kenneth L. Cornick